FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: April 8, 2005	/s/ Lewis Rose Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol:  TSX: CRY; NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC WELCOMES NEW UK LAW TO REGULATE ONLINE GAMING

April 8, 2005 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, today welcomed the passage of the revised Gambling Act 2005 in the United Kingdom, one of the company’s premier markets. The Act received Royal Assent yesterday and will enable the regulation of Internet gaming for the first time in the UK.

“This new law marks a key milestone for online gaming – and we welcome the decision of the UK government to shine the light on the industry to allow it to thrive in a regulated and licensed environment,” said Lewis Rose, CryptoLogic’s President and CEO. “CryptoLogic has long advocated a regulated online gaming market – for the protection of players and the integrity of the industry. We applaud the UK for taking the lead in establishing world-class standards for the safe, secure and responsible use of this form of entertainment.”

Now that the Act has become law, there remains considerable work to be done to fully define the legislation. The next step is for the new Gambling Commission to be established. The rules and regulatory framework governing online gaming in the UK need to be clearly developed and finalized. The first applications are expected to be accepted in 2006, with licenses granted and the regulatory regime in full operation by 2007.

CryptoLogic, through its licensing subsidiary WagerLogic, counts among its customers an enviable list of major UK gaming brands, including William Hill, Betfair, The Ritz Club London, Littlewoods Gaming and ukbetting. The company’s gaming software, senior management and directors have already passed the world’s highest regulatory tests in “tier one” jurisdictions — and CryptoLogic is one of the very few providers in the world to do so.

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is the world’s largest public online gaming software developer and supplier. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to an internationally-recognized blue chip customer base worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

TEL (416) 545-1455      FAX (416) 545-14541867
YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

For more information, please contact:

CryptoLogic, (416) 545-1455	Argyle Rowland Communications, 416-968-7311 (media only)
Nancy Chan-Palmateer, Director of Communications	Daniel Tisch, ext. 223/dtisch@argylerowland.com Karen Passmore, ext. 227/ kpassmore@argylerowland.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.